UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,

Upper Church Street,

Douglas, Isle of Man, IM1 1EE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 10, 2025, Lifezone Metals Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with BTIG, LLC (“BTIG”) as representative of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering (the “Offering”) of an aggregate of (i) 4,411,764 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), (ii) warrants to purchase up to 4,411,764 Ordinary Shares (the “Warrants”) and (iii) 4,411,764 ordinary shares of the Company issuable upon the exercise of the Warrants (the "Warrant Shares" and, together with the Ordinary Shares and the Warrants, the "Securities"). The public offering price is $3.40 per Ordinary Share and accompanying Warrant. The Underwriters have agreed to purchase the Ordinary Shares and accompanying Warrant pursuant to the Underwriting Agreement at a price of $3.213 per Ordinary Share and accompanying Warrant.

The Offering is being made pursuant to the Company’s registration statement on Form F-3 (File No. 333-281189), previously filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2024, and declared effective on August 16, 2024, and a prospectus supplement dated November 10, 2025.

The exercise price of each Warrant is $4.00. Each Warrant is exercisable for a period of four years. The Warrants may be exercised by means of cash or, in the Company's sole discretion, the holder may elect to receive upon such exercise the net number of Ordinary Shares determined according to a formula set forth in the Warrant (a cashless exercise). However, a holder will not be entitled to exercise any portion of any Warrant that, upon giving effect to such exercise, would cause the aggregate number of Ordinary Shares beneficially owned by such holder (together with its affiliates) to exceed 9.99% of the number of issued and outstanding Ordinary Shares following such exercise. However, any holder of a Warrant may increase or decrease such percentage to any other percentage not in excess of 19.99%, provided that the holder must provide at least 61 days’ prior written notice to the Company prior to the date such increase will be effective. The exercise price of the Warrants, and the number of Ordinary Shares issuable upon exercise of the Warrants, are subject to adjustments in the event of stock dividends and certain other events and dilutive issuances affecting the number of outstanding Ordinary Shares. Except under certain circumstances as described in the Warrant, if the Company issues Ordinary Shares at a price per share less than the then current exercise price of the Warrants, the exercise price will be reduced to the greater of (i) such lower price per share or (ii) $2.50.

Gross proceeds from the Offering will be approximately $15 million, before deducting underwriting discounts and commissions and other expenses related to the Offering which are payable by the Company. The Company intends to use the net proceeds from the Offering for the Kabanga Nickel Project regional exploration, project staffing and for other general corporate purposes. The purchase and sale of the Ordinary Shares and accompanying Warrant, and the closing of the Offering, are expected to take place on or about November 12, 2025, subject to the satisfaction of customary closing conditions.

The Underwriting Agreement contains customary representations, warranties and covenants made by the Company. It also provides for customary indemnification by each of the Company and the Underwriters, severally and not jointly, for losses or damages arising out of or in connection with the Offering, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement, each of the Company’s directors and officers has entered into “lock-up” agreements, which generally prohibit, without the prior written consent of BTIG and subject to certain exceptions, the sale, transfer or other disposition of securities of the Company prior to the thirtieth day from the date of the Underwriting Agreement.

The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Underwriting Agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Underwriting Agreement is incorporated herein by reference only to provide investors with information regarding the terms of the Underwriting Agreement, and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s other filings with the SEC.

The foregoing descriptions of the Underwriting Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the copies of the Underwriting Agreement and the form of Ordinary Share Warrant, which are furnished as Exhibits 1.1 and 4.1, respectively, to this report on Form 6-K. Copies of the opinion of Appleby (Isle of Man) LLC, counsel to the Company, relating to the validity of the Ordinary Shares to be issued in the Offering and the Warrant Shares issuable upon exercise of the Warrants, and the opinion of Baker & Mckenzie LLP, counsel to the Company, relating to the validity of the Warrants to be issued in the Offering, are furnished herewith as Exhibits 5.1 and 5.2, respectively.

The information in this form 6-K and accompanying exhibits shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281189) and the related prospectus, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	Underwriting Agreement, dated November 10, 2025, by and between Lifezone Metals Limited and BTIG LLC.
4.1	Form of Warrant
5.1	Opinion of Appleby (Isle of Man) LLC.
5.2	Opinion of Baker & McKenzie LLP.
99.1	Press Release of the Company dated November 10, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: November 12, 2025	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

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